SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to             .

Commission File Number 001-07845

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LEGGETT & PLATT, INCORPORATED STOCK BONUS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LEGGETT & PLATT, INCORPORATED

NO. 1 LEGGETT ROAD

CARTHAGE, MISSOURI 64836

A. REQUIRED INFORMATION

FINANCIAL STATEMENTS AND REPORT OF

REGISTERED PUBLIC ACCOUNTING FIRM

LEGGETT & PLATT, INCORPORATED

STOCK BONUS PLAN

December 31, 2003 and 2002

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The Leggett & Platt, Incorporated

Stock Bonus Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Leggett & Platt, Incorporated Stock Bonus Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules of Assets (Held at End of Year) and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Saint Louis, Missouri

June 24, 2004

Leggett & Platt, Incorporated

Stock Bonus Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2003	2002
ASSETS

Investments, at market value	$131,343,409	$131,003,910

Receivables
Company contributions	2,626,292	1,856,457
Participant contributions	147,343	256,980
Securities sold	—	4,638,366
Accrued investment income	774,647	740,612

Total receivables	3,548,282	7,492,415

Total assets	134,891,691	138,496,325

LIABILITIES

Commissions and fees payable	—	3,326

Total liabilities	—	3,326

NET ASSETS AVAILABLE FOR BENEFITS	$134,891,691	$138,492,999

The accompanying notes are an integral part of these financial statements.

Leggett & Platt, Incorporated

Stock Bonus Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the Year Ended December 31,
	2003	2002
Additions
Investment income (loss)
Net depreciation in value of investments	$(2,727,497)	$(3,198,755)
Dividends	3,092,000	2,828,554
Interest	125,682	113,943

Investment income (loss)	490,185	(256,258)

Contributions
Company	4,503,106	3,270,713
Participant	3,903,366	3,490,386
Rollovers	22,483	922

Contributions	8,428,955	6,762,021

Total additions	8,919,140	6,505,763

Deductions
Benefit payments	12,517,271	12,798,978
Commissions and fees	3,177	31,300

Total deductions	12,520,448	12,830,278

Net decrease	(3,601,308)	(6,324,515)
Net assets available for benefits at beginning of year	138,492,999	144,817,514

End of year	$134,891,691	$138,492,999

The accompanying notes are an integral part of these financial statements.

Leggett & Platt, Incorporated

Stock Bonus Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE A - DESCRIPTION OF PLAN

The following description of the Leggett & Platt, Incorporated (L&P or the Company) Stock Bonus Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering employees of L&P and certain of its subsidiaries and affiliates who meet eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan’s provisions qualify as an ESOP plan.

Eligibility of Employees

Eligible employees are defined as non-bargaining employees or employees who are members of a collective bargaining unit, the representatives of which have successfully bargained for inclusion in the Plan. Eligible employees can begin participation in the Plan on the first January 1 or July 1 following the completion of one year and 1000 hours of service. Eligible employees with compensation in excess of the applicable compensation base may participate in the “fixed percentage component” of the Plan. Salaried employees not meeting minimum compensation requirements may participate in the “fixed dollar component” of the Plan. Employees considered “highly compensated” under Section 404(q) of the Internal Revenue Code of 1986 are not eligible to participate.

Contributions

Employees participating in the “fixed percentage component” of the Plan must make contributions of a percentage of annual compensation in excess of a base amount as defined in the Plan agreement. Employees participating in the “fixed dollar component” of the Plan must make contributions from $5 to $20 each pay period.

L&P is required to make contributions to the Plan equal to 50% of the amounts contributed by participants. Additionally, for any year in which certain profitability levels have been attained, as defined in the Plan, L&P may make an additional contribution in an amount not to exceed 50% of the participants’ contributions during such year. Participants in the Plan meeting certain requirements may elect to invest a portion of their account into L&P stock or any of the other investment funds.

The Plan is designated as a pretax plan for employee contributions.

Company contributions, when made, are primarily in the form of common stock.

Vesting and Distributions

The Plan has adopted a vesting method under which Company contributions will vest after the participant has completed three years of service. Non-vested amounts at the time of participant withdrawals are forfeited and serve to reduce future Company contributions. Forfeitures amounted to $28,390 in 2003 and $34,747 in 2002. Upon retirement, death or disability, participants or their beneficiaries are entitled to the full value of their account, including Company contributions. Upon termination of employment for other reasons, participants are entitled to receive the full value of their account representing participant contributions and the vested portion of their account representing Company contributions. In-service withdrawals are allowed by participants after reaching age 59 1/2.

Leggett & Platt, Incorporated

Stock Bonus Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE A – DESCRIPTION OF PLAN - CONTINUED

Plan Trustee

Effective January 1, 2003, The Bank of New York, as sole trustee of the Plan, holds all Plan assets and pays benefits in accordance with information submitted by L&P, the Plan administrator. Bankers Trust Company, a subsidiary of Deutsche Bank, was Plan trustee during 2002.

Administrative Expenses

Administrative expenses are paid by both L&P and the Plan. Investment management fees related to the other investment funds are paid by participants and reflected in the financial statements of the Plan. All other expenses are paid directly by L&P and are not reflected in the financial statements of the Plan.

Plan Termination

Although it has not expressed any intent to do so, L&P has the right, by action of its Board of Directors, to terminate the Plan at any time. In the event of termination, participant accounts will immediately become 100% vested.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting, except for benefit payments, which are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments

The market value of all Plan investments is based upon quoted market price as of the close of business on the last day of the year. Purchases and sales of investments are recorded on a trade-date basis. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Income Taxes

The Plan is a qualified tax-exempt plan under the Internal Revenue Code (IRC) and, therefore, is exempt from federal and state income taxes. Amendments have been made to the Plan and L&P has applied for a new determination letter. L&P believes the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC and conforms with the requirements of ERISA.

Leggett & Platt, Incorporated

Stock Bonus Plan

NOTES TO FINANCIAL STATEMENTS – CONTINUED

NOTE C - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets.

	December 31,
	2003		2002
Leggett & Platt, Incorporated common stock, 5,488,144 and 5,571,302 shares, respectively **	$118,708,555	*	$125,020,017	*
Bank of New York Collective Short Term Investment Fund	6,906,780	*	—

*	Represents an investment which exceeds 5 percent or greater of net assets available for Plan benefits.
**	Nonparticipant- directed

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year Ended December 31,
	2003	2002
Common Stock	$(3,718,968)	$(2,243,583)
Investment Funds	991,471	(955,172)

	$(2,727,497)	$(3,198,755)

NOTE D – NONPARTICIPANT-DIRECTED INVESTMENTS

Net assets (including investments and receivables) relating to the nonparticipant-directed investments were $122,309,748 and $127,868,979 as of December 31, 2003 and 2002, respectively. The significant components of the changes in net assets relating to the nonparticipant-directed investments are as follows:

	Year Ended December 31,
	2003	2002
Changes in Net Assets:
Net depreciation	$(3,718,968)	$(2,243,583)
Dividends	3,020,558	2,828,554
Company contributions	4,503,106	3,270,713
Participant contributions	3,874,706	3,468,074
Benefit payments	(10,618,499)	(12,560,290)
Net transfers out	(2,622,698)	(3,640,189)
Other	2,564	3,192

	$(5,559,231)	$(8,873,529)

Leggett & Platt, Incorporated

Stock Bonus Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE E - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500:

	December 31,
	2003	2002
Net assets available for benefits per the financial statements	$134,891,691	$138,492,999
Amounts allocated to withdrawing participants	(5,954,595)	(874,823)

Net assets available for benefits per Form 5500	$128,937,096	$137,618,176

The following is a reconciliation of benefits paid to participants according to the financial statements to Form 5500:

Year Ended December 31, 2003
Benefits paid to participants per the financial statements	$12,517,271
Add: Amounts allocated to withdrawing participants at December 31, 2003	5,954,595
Less: Amounts allocated to withdrawing participants at December 31, 2002	(874,823)

Benefits paid to participants per Form 5500	$17,597,043

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

NOTE F - PARTIES-IN-INTEREST TRANSACTIONS

Certain Plan investment purchases and sales include shares of Leggett & Platt, Incorporated common stock and units of participation in collective employee benefit trust funds and short-term funds of The Bank of New York Trust Company and Bankers Trust Company during the years ended December 31, 2003 and 2002, respectively.

ADDITIONAL INFORMATION

Leggett & Platt, Incorporated

Stock Bonus Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2003

(a)	(b) Identity of Issue	(c) Description of investment	(d) Cost	(e) Current value (1)
*	Leggett & Platt, Incorporated	Common stock	$57,576,874	$118,708,555
	Fidelity	Fidelity Concord Fund	1,009,076	1,007,829
	Peoples Dreyfus	Peoples Dreyfus S&P Midcap Index Fund	334,448	426,412
	Dodge & Cox	Dodge & Cox Balanced Fund	1,367,326	1,544,430
	Dodge & Cox	Dodge & Cox Stock Fund	440,305	542,382
	Vanguard	Vanguard 500 Index Fund	1,810,077	2,207,021
*	Bank of New York	Collective Short Term Investment Fund	6,906,780	6,906,780

			$69,444,886	$131,343,409

(1)	See Note B of Notes to Financial Statements regarding carrying value of investments.
*	Investments in securities of parties-in-interest to the Plan.

Stock Bonus Plan

Schedule H, Line 4j - Schedule of Reportable Transactions (1)

Year Ended December 31, 2003

(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(e) Lease rental	(f) Expense incurred with transaction	(g) Cost of asset	(h) Value of asset on transaction date	(i) Net gain or (loss)
Series of Transactions
The Bank of New York	Collective Short Term Investment Fund	$19,943,836	$—	$—	$—	$19,943,836	$19,943,836	$—
The Bank of New York	Collective Short Term Investment Fund	$—	$13,041,858	$—	$—	$13,041,858	$13,041,858	$—

(1)	Transactions or series of transactions in excess of five percent of the current value of the Plan’s assets as of the beginning of the plan year as defined in 29 CFR 2520.103-6 of the Department of Labor Rules & Regulations for Reporting and Disclosure under ERISA.

B.	Exhibit List.

Exhibit 23	Consent of PricewaterhouseCoopers LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

LEGGETT & PLATT, INCORPORATED STOCK BONUS PLAN

Date: June 25, 2004	By:	/s/ John A. Hale
John A. Hale
Vice President and
Chair of Plan Administrative Committee

Date: June 25, 2004	By:	/s/ Ernest C. Jett
Ernest C. Jett
Vice President- General Counsel
and Plan Administrative Committee Member

EXHIBIT INDEX

Exhibit No.	Document Description
Exhibit 23	Consent of PricewaterhouseCoopers LLP